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                                    EXHIBIT 7

[U.S. Bancorp Piper Jaffray Logo]


December 9, 2001


Special Transaction Committee of the Board of Directors
Ugly Duckling Corporation
4020 East Indian School Road
Phoenix, AZ 85018

Members of the Special Transaction Committee:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock of Ugly Duckling Corporation (the "Company") other than Purchaser (as defined below) and any other parties of the Buyout Group (as defined below), of the consideration to be received by holders of common stock in the Transaction described below, pursuant to an Agreement and Plan of Merger to be dated as of December 10, 2001 (the "Agreement"), among the Company and UDC Acquisition Corp. ("Purchaser") an affiliate of Ernest C. Garcia, II, the Company's Chairman of the Board of Directors and principal stockholder and Gregory B. Sullivan, the President, Chief Executive Officer and a Director of the Company (Messrs. Garcia and Sullivan, together, the "Buyout Group"). The Agreement provides for the commencement by Purchaser of a tender offer (the "Tender Offer") to purchase all shares of the Company's common stock outstanding at a price of $3.53 per share, net to seller in cash (the "Offer Price"), and the subsequent merger (the "Merger") of Purchaser with and into the Company in which each remaining share of Company common stock will be converted into the right to receive cash, without interest, equal to the Offer Price. The Tender Offer and the Merger are collectively referred to as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Agreement.

U.S. Bancorp Piper Jaffray Inc. ("U.S. Bancorp Piper Jaffray"), as a customary part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements, and valuations for estate, corporate and other purposes. We have been engaged to act as financial advisor to the Special Transaction Committee of the Board of Directors of the Company in connection with the Transaction. The Company will pay us a fee for our services as financial advisor. We will also receive a fee for providing this opinion. These fees are not contingent upon the consummation of the Transaction. The Company has also agreed to indemnify us against certain liabilities in connection with our services. We also act as a market maker for the Company's common stock and in the past have issued research reports and recommendations on the Company's common stock. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

In arriving at our opinion, we have undertaken such reviews, analyses and inquiries as we
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December 9, 2001
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deemed necessary and appropriate under the circumstances. Among other things, we have reviewed and analyzed:

         - General business and financial due diligence with certain members of the Company's senior management team. Topics discussed included, but were not limited to, the background and rationale for the transaction, the financial condition, operating performance, balance sheet characteristics and additional new business prospects of the Company;

         -        a draft of the Merger Agreement, dated December 7, 2001;

         - certain publicly available business and financial information relating to the Company that U.S. Bancorp Piper Jaffray deemed relevant, including Annual Reports on Form 10-K for the fiscal years ended December 31, 2000, 1999, and 1998, and Quarterly Reports on Form 10-Q for the quarters ended September 30, 2001, June 30, 2001, March 31, 2001 and September 30, 2000;

         - the most recent interim financial statements and other Company operating data since the September 30, 2001 Quarterly Report on Form 10-Q;

         - the past and current operations and financial condition and prospects and business strategy of the Company with senior executives of the Company;

         - Board of Director information materials and minutes for the meetings held in April, July and October 2001;

         -        financial projections prepared by management of the Company;

         - to the extent available publicly, financial terms of certain merger and acquisition transactions deemed relevant by U.S. Bancorp Piper Jaffray;

         - financial, market performance and other data of publicly traded entities deemed similar to the Company by U.S. Bancorp Piper Jaffray for comparison with similar data from the Company; and

         - additional information and analyses as deemed necessary by U.S. Bancorp Piper Jaffray, including assessment of general economic, industry and financial market conditions.

In conducting our review and in rendering our opinion, we have relied upon and assumed the accuracy and completeness of the financial statements and other information provided by the Company or otherwise made available to us and have not assumed responsibility to independently verify such information. We have further relied upon the assurances of the
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December 9, 2001
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Company's management that the information provided has been prepared on a reasonable basis and, with respect to financial planning data, reflects the best currently available estimates and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. Without limiting the generality of the foregoing, we have assumed that neither the Company nor the Buyout Group is a party to any material pending transaction, including external financing, except for the Buyout Group's proposed financing of the Offer, recapitalizations, acquisitions or merger discussions, other than the Offer.

In arriving at our opinion, we have not performed nor been furnished any appraisals or valuations of the specific assets or liabilities of the Company. We express no opinion regarding the liquidation value of the Company. We have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which either the Company or their affiliates is a party or may be subject and, at the Company's direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

Our opinion is necessarily based upon information available to us, facts and circumstances and economic, market and other conditions as they exist, and is subject to evaluation on the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. Except as provided in the engagement letter between us and the Company, we have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof. We express no opinion herein as to the prices at which shares of the Company's common stock have traded or may trade at any future time.

This opinion is directed to the Special Transaction Committee of the Board of Directors of the Company and shall not be published or otherwise used, nor shall any public references to U.S. Bancorp Piper Jaffray be made, except in accordance with our engagement letter. The opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to tender shares of common stock pursuant to the Offer.

Based upon and subject to the foregoing, and based upon such other factors as we consider relevant, it is our opinion that as of the date hereof, the consideration to be received by holders of common stock in the Transaction is fair, from a financial point of view, to the holders of the Company's common stock other than members of the Buyout Group.

Sincerely,



U.S. BANCORP PIPER JAFFRAY INC.